

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2022

Christopher Hulls
Chief Executive
Officer Life360, Inc.
539 Bryant Street, Suite 402
San Francisco, CA 94107

> **Re:**   **Life360, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12G Exhibits 10.13,**
> **10.14, 10.15, 10.16, and 10.18**
> **Filed July 5, 2022**
> **File No. 000-56424**

Dear Mr. Hulls:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

> Sincerely,
>
> Division of Corporation Finance